1Q23 Earnings Release

May 17, 2023

investors.stone.co

StoneCo Reports First Quarter 2023 Results

Revenue of R$2.7 billion, + 31% y/y (vs R$2.6+ billion guidance);

Adjusted EBT (including share-based compensation expenses) of R$324.0 million, +371% y/y (vs R$265+ million guidance);

MSMB TPV of R$78.9 billion, +25% y/y (vs R$77.0 - R$78.0 billion guidance and over 2x industry growth)

George Town, Grand Cayman, May 17, 2023 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone” or the “Company”) today reports its financial results for its first quarter ended March 31, 2023.

Operating and Financial Highlights for 1Q23

Note about our non-IFRS Adjusted P&L metrics: as anticipated in our 4Q22 Earnings announcement, from 1Q23 onwards we will no longer adjust the expenses related to share-based compensation, which may affect the comparability of our current Adjusted results to our Adjusted numbers prior to 1Q23. To allow for better understanding of our business performance trends, the tables in this Earnings Release will make reference to our Adjusted P&L metrics including share-based compensation expenses (i.e. not adjusting those expenses out), both in 1Q23 and in prior periods for comparability purposes.

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	1Q23	4Q22	1Q22	Δ y/y %	Δ q/q %
Total Revenue and Income	2,711.7	2,706.1	2,070.3	31.0%	0.2%
Adjusted EBITDA	1,251.4	1,231.1	803.6	55.7%	1.7%
Adjusted EBT	324.0	275.6	68.8	370.8%	17.6%
Adjusted Net Income	236.6	203.8	42.6	455.9%	16.1%
Adjusted Net Cash	3,988.8	3,489.6	2,537.8	57.2%	14.3%

•	Total Revenue and Income reached R$2,711.7 million in the quarter. This represents an increase of 31.0% from R$2,070.3 million in the prior-year period. The increase in revenues was mainly a result of (i) 35.7% growth in our financial services platform revenues, that reached R$2,335.9 million and (ii) 9.7% growth in our software platform revenues, that reached R$358.2 million. Non-Allocated represented the remaining R$17.5 million in revenue. Financial services revenue growth was mostly a result of our performance in the MSMB segment, with above-guidance TPV and higher take rates on a year over year basis. Our year over year software revenue growth was mainly driven by our software Core POS and ERP business performance.

•	Adjusted EBITDA up 55.7% year over year. Adjusted EBITDA in 1Q23 was R$1,251.4 million, up from R$803.6 million in 1Q22 and 1.7% higher quarter over quarter, despite seasonality. Adjusted EBITDA Margin was 0.7 percentage point higher sequentially to 46.1% mainly due to efficiency gains in administrative expenses and lower selling expenses, supported by higher sequential revenue despite a weaker seasonality in the first quarter of the year.

•	Adjusted EBT was R$324.0 million, with adjusted EBT margin increasing 1.8 percentage points sequentially and reaching 11.9% in 1Q23. This sequential improvement was mostly related to efficiency gains in administrative expenses, lower selling expenses and lower other operating expenses on a quarter over quarter basis, supported by higher sequential revenue despite a weaker seasonality in the first quarter of the year.

•	Adjusted Net Income in 1Q23 was R$236.6 million with adjusted net margin of 8.7% compared with R$203.8 million and a margin of 7.5% in 4Q22. The margin improvement is a result of the same factors explained above for Adjusted EBT margin, partially offset by a higher effective tax rate.

•	Adjusted Net Cash was R$3,988.8 million in 1Q23, an increase of R$499.2 million in the quarter. This increase is mostly explained by: (i) cash net income of R$532.7 million, which is our net income plus non-cash income and expenses as reported in our statement of cash flows; (ii) proceeds of R$218.1 million from the sale of our remaining stake in Banco Inter; (iii) R$91.8 million from the non-cash effect from present value adjustment to accounts receivable from card issuers, which flows through Other Comprehensive Income; (iv) R$23.4 million from recoverable taxes and taxes payable and (v) R$26.8 million from prepaid expenses. These factors were partially offset by R$416.4 million of capex. Other effects contributed positively with R$22.7 million.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 2: Financial metrics by segment1

Segment Reporting (R$mn Adjusted)	1Q23	% Rev[1]	4Q22	% Rev[1]	1Q22	% Rev[1]	Δ y/y %	Δ q/q %
Total Revenue and Income	2,711.7	100.0%	2,706.1	100.0%	2,070.3	100.0%	31.0%	0.2%
Financial Services	2,335.9	100.0%	2,308.2	100.0%	1,721.3	100.0%	35.7%	1.2%
Software	358.2	100.0%	376.3	100.0%	326.6	100.0%	9.7%	(4.8%)
Non-Allocated	17.5	100.0%	21.6	100.0%	22.4	100.0%	(21.8%)	(18.8%)
Adjusted EBITDA	1,251.4	46.1%	1,231.1	45.5%	803.6	38.8%	55.7%	1.7%
Financial Services	1,209.0	51.8%	1,172.4	50.8%	758.1	44.0%	59.5%	3.1%
Software	39.9	11.1%	59.6	15.8%	40.3	12.3%	(0.9%)	(33.1%)
Non-Allocated	2.5	14.2%	(0.9)	(4.4%)	5.2	23.3%	(52.2%)	n.m
Adjusted EBT	324.0	11.9%	275.6	10.2%	68.8	3.3%	370.8%	17.6%
Financial Services	306.0	13.1%	246.1	10.7%	52.2	3.0%	486.0%	24.4%
Software	16.9	4.7%	30.5	8.1%	12.3	3.8%	37.0%	(44.7%)
Non-Allocated	1.2	6.7%	(1.0)	(4.6%)	4.3	19.2%	(72.7%)	n.m

1 Margins are calculated by dividing by the revenue of each segment.

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics

Main Financial Services Metrics	1Q23	4Q22	1Q22	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	2,335.9	2,308.2	1,721.3	35.7%	1.2%
Adjusted EBITDA	1,209.0	1,172.4	758.1	59.5%	3.1%
Adjusted EBT	306.0	246.1	52.2	486.0%	24.4%
Adjusted EBT margin (%)	13.1%	10.7%	3.0%	10.1 p.p.	2.4 p.p.

TPV (R$bn)	93.5	100.1	83.2	12.5%	(6.6%)
MSMB	78.9	81.9	63.4	24.5%	(3.7%)
Key Accounts	14.6	18.2	19.8	(26.2%)	(19.8%)

Monthly Average TPV MSMB ('000)	9.5	10.9	11.8	(19.8%)	(12.8%)

Active Payments Client Base ('000)[2]	2,818.1	2,584.0	1,926.2	46.3%	9.1%
MSMB[2]	2,758.1	2,526.2	1,870.9	47.4%	9.2%
Key Accounts	67.6	65.0	60.2	12.2%	4.0%

Net Adds ('000)[2]	234.0	211.9	160.1	46.2%	10.4%
MSMB[2]	231.9	211.8	167.5	38.5%	9.5%
Key Accounts	2.6	0.6	(7.1)	n.m	314.8%

Take Rate
MSMB	2.39%	2.21%	2.06%	0.33 p.p.	0.18 p.p.
Key Accounts	1.15%	1.17%	0.84%	0.31 p.p.	(0.02 p.p.)

Banking
MSMB Active Banking Client Base ('000)	1,253.0	692.8	509.9	145.7%	80.9%
Client Deposits (R$mn)	3,902.2	4,023.7	2,367.8	64.8%	(3.0%)
MSMB Client Deposits (R$mn)	3,622.1	3,596.3	1,972.7	83.6%	0.7%
MSMB Banking ARPAC[3]	36.7	44.7	33.3	10.2%	(17.9%)

•	Total Revenue and Income for Financial Services segment reached R$2,335.9 million in 1Q23, 35.7% higher year over year. This growth was mostly a result of our performance in the MSMB segment, with strong year over year TPV and client base growth, in addition to higher take rates and revenue from banking solution and PIX.

•	Adjusted EBT for Financial Services segment rose 486.0% year over year and 24.4% quarter over quarter in 1Q23 to R$306.0 million. Adjusted EBT margin for the segment reached 13.1% in 1Q23, 2.4 percentage points higher sequentially from 10.7% in 4Q22. This margin improvement is mainly explained by efficiency gains in administrative expenses, lower selling expenses and lower other operating expenses, supported by higher sequential revenue despite a weaker seasonality in the first quarter of the year.

•	Consolidated TPV grew 12.5% year over year to R$93.5 billion in 1Q23, mainly a result of 24.5% growth in the MSMB segment and partially offset by a decrease of 26.2% in the TPV of Key Accounts.

•	Total Payments Active Client base reached 2.8 million[4] representing a total quarterly net

2 From 3Q22 onwards, does not include clients that use only TapTon.

3 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

4 From 3Q22 onwards, does not include clients that use only TapTon.

addition of 234,000 active clients.

a.	MSMB – Balancing Growth and Profitability

•	MSMB active payment clients reached 2,758,100[5], with client net addition of 231,900 in the quarter, accelerating from 211,800 in the previous quarter. This acceleration was a result of successful marketing campaigns, which increased brand recognition for our products, as well as lower churn both in Stone and Ton brands. In 1Q23, we continued to see positive addition of clients in all MSMB client tiers.

•	MSMB TPV was R$78.9 billion, up 24.5% year over year, and above our guidance of between R$77.0 and R$78.0 billion. This increase was mainly a result of our MSMB active client base growth in the period.

•	Average monthly TPV per client in MSMB decreased 19.8% year over year and 12.8% quarter over quarter to R$9,500, mainly due to the faster growth of our Ton product, which has lower average TPV compared to Stone and Pagar.me SMB products. On a sequential basis, the decrease is also explained by the weaker seasonality of TPV in the first quarter compared to the fourth quarter.

•	MSMB Take Rate was 2.39% in 1Q23, up from 2.21% in 4Q22 on a comparable basis, mainly explained by (i) higher monetization of prepayment, (ii) contribution from our banking solution, (iii) the seasonal effect from increase in credit over debit volumes compared with the fourth quarter and (iv) stronger growth in micro and small clients, which have higher take rates.

•	Our banking solutions[6] continued to evolve strongly in 1Q23:

o	Our banking client base increased sequentially to 1,253,000 in 1Q23, 80.9% higher quarter over quarter, compared with a 23.4% sequential increase in 4Q22. This acceleration in growth is mainly a result of the increase in the number of Ton clients with our full banking solution, following the launch of “Super Conta Ton”. We also continued to activate banking accounts within our Stone payments client base. Meanwhile, average revenue per active client (ARPAC)[7] has increased 10.2% year over year and decreased 17.9% quarter over quarter to reach R$36.7 per client per month. As explained in our 3Q22 results, as we sell more banking into our Ton client base, we expect to see significant increase in our number of accounts and an increase in overall banking revenues, although the average revenue per active client should decrease, as micro-merchants have naturally smaller revenue contribution. This quarter banking numbers reflect the impacts from this mix effect.

o	MSMB Client Deposits were R$3.6 billion, 83.6% higher year over year and 0.7% higher quarter over quarter. The quarter over quarter increase is mainly explained by the increase in the number of Ton clients with our full banking solution, which more than compensated seasonal effects from lower TPV in first quarters compared with fourth quarters.

5 From 3Q22 onwards, does not include clients that use only TapTon.

6 Except for Total Accounts Balance, banking metrics do not include accounts from TON or Pagar.me (except for Ton clients that have the full banking solution "Super Conta Ton").

7 Banking ARPAC includes card interchange fees, floating revenue, insurance and transactional fees.

•	Update on our Credit Business:

o	In 2023 we have started to test elements of our new credit product, such as system automation, management of guarantees, decision models, credit lifecycle monitoring and renegotiation process.

o	As of April 30, 2023, we had disbursed R$6.0 million of the new credit product to a very small number of clients. Some of the updates we have in this initial stage are the following: (i) as of now the performance of early vintages are in line with our credit underwriting standards; (ii) formalization of personal guarantee and the lien on receivables has been executed as expected (iii) all the information dashboards to manage the credit portfolio are in place and (iv) key managerial positions for the credit team have been fulfilled.

o	We will continue to grow our portfolio with discipline and as long as we are comfortable with market conditions and have all the remaining features of our product 100% tested. We are in line with our plans to do so.

b.	Key Accounts

•	Key Accounts TPV of R$14.6 billion. Total Key Accounts TPV was R$14.6 billion, 26.2% lower year over year and 19.8% lower quarter over quarter. This expected reduction resulted from the continued deprioritization of sub-acquirer volumes and a weaker seasonality in 1Q23 when compared with 4Q22.

•	Key Accounts Take Rate of 1.15%. Key Accounts take rate was 1.15% in 1Q23, 31 basis points higher than in 1Q22, mainly due to deprioritization of sub-acquirers, which usually have lower take rates. Compared with 4Q22, take rate was down 2 basis points, mainly a result of lower prepayment penetration, which more than compensated a positive client mix effect.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics (R$mn)	1Q23	4Q22	1Q22	Δ y/y %	Δ q/q %
Financial Metrics
Total Revenue and Income	358.2	376.3	326.6	9.7%	(4.8%)
Adjusted EBITDA	39.9	59.6	40.3	(0.9%)	(33.1%)
Adjusted EBITDA Margin	11.1%	15.8%	12.3%	(1.2 p.p.)	(4.7 p.p.)
Adjusted EBT	16.9	30.5	12.3	37.0%	(44.7%)

•	Total Revenue and Income for Software grew 9.7% year over year in 1Q23 to R$358.2 million. This growth is mainly a result of our Core business performance, which was driven by both organic growth from higher number of POS/ERP locations and as well as inorganic expansion. The main reasons for the deceleration in revenue growth in software compared with previous quarters were: (i) a decrease in transactional revenue related to business of Ads; (ii) weaker performance of some enterprise retail accounts; and (iii) lower inflation (e.g. average IGPM of 1.9% in 1Q23, compared with 6.0% in 4Q22 and 15.9% in 1Q22), which affects annual price adjustments in software.

•	Adjusted EBITDA for the Software division was R$39.9 million in 1Q23, with a margin of 11.1%, compared with R$40.3 million and a margin of 12.3% in 1Q22. Compared with 4Q22, Adjusted EBITDA Margin for Software was 4.7 percentage points lower, mainly explained by lower revenue quarter over quarter and higher selling expenses, as we invested in the sales team. The lower revenue quarter over quarter is a result of the combination of (i) a decrease in transactional revenue related to digital business of Ads; and (ii) weaker performance of some enterprise retail accounts.

•	Adjusted EBT for Software was R$16.9 million in 1Q23, up 37.0% compared with 1Q22. Compared with 4Q22, Adjusted EBT decreased 44.7% from R$30.5 million to R$16.9 million in 1Q23, with Adjusted EBT Margin decreasing from 8.1% to 4.7%. The reduction in Adjusted EBT quarter over quarter is a result of the combination of lower revenues as explained above for Adjusted EBITDA, combined with flattish total costs and expenses.

•	Our Core[8] Software business revenue increased 12.1% year over year. This increase was mainly driven by a higher number of locations, especially in smaller clients, in addition to the consolidation of the results of investments throughout the year.

•	Our Digital[9] business revenue decreased 8.7% year over year mainly due to lower transactional revenues, principally in Ads and Impulse businesses.

•	Among our software priorities for 2023 are:

o	Strong focus on cost discipline to increase operational leverage;

o	Continue to expand our presence by scaling our regional franchise and digital channels,

8 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

9 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our ads solution and (v) marketplace hub.

driving growth within medium and small client segments;

o	Continue to build an end-to-end value proposition of software and integrated financial services in select verticals and segments;

o	Streamline software assets to increase strategic focus;

o	Expand our TAM by entering in new retail verticals through M&A.

RECENT DEVELOPMENTS

Board changes and completion of CEO transition

As announced in a press release, on April 6, 2023, Stone’s Board approved the appointment of Luiz André Barroso as a Board Member. Mr. Barroso is a Google Fellow, having more than 30 years of experience working in the technology and innovation segment. In addition, the Board has also approved the resignation of Pedro Franceschi from our Board.

As a result of these changes, StoneCo Board of Directors is now composed of eight Directors, six of whom are independent:

•	André Street – Chairman

•	Conrado Engel* – Vice-Chairman

•	Luciana Aguiar*

•	Diego Fresco Gutierrez*

•	Mauricio Luchetti*

•	Patricia Verderesi*

•	Thiago dos Santos Piau

•	Luiz André Barroso*

* Independent Board Members

In addition to those changes, the Company completed on March 31, 2023, the transition of leadership roles, by which Pedro Zinner assumed the position of CEO of Stone.

OUTLOOK FOR 2Q23

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income is expected to be above R$2,875 million in 2Q23, or a year over year growth of above 24.8%.

•	Adjusted EBT (not adjusting for share-based compensation expenses) is expected to be above R$375 million in 2Q23, compared with R$324.0 million in 1Q23.

•	MSMB TPV is expected to be between R$83 billion and R$84 billion in 2Q23 (up 18.8% to 20.2% year over year).

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	1Q23	% Rev.	1Q22	% Rev.	Δ %
Net revenue from transaction activities and other services	733.1	27.0%	554.9	26.8%	32.1%
Net revenue from subscription services and equipment rental	445.1	16.4%	432.2	20.9%	3.0%
Financial income	1,375.0	50.7%	949.8	45.9%	44.8%
Other financial income	158.4	5.8%	133.4	6.4%	18.7%
Total revenue and income	2,711.7	100.0%	2,070.3	100.0%	31.0%
Cost of services	(721.3)	(26.6%)	(674.4)	(32.6%)	7.0%
Administrative expenses	(298.0)	(11.0%)	(238.2)	(11.5%)	25.1%
Selling expenses	(389.9)	(14.4%)	(383.7)	(18.5%)	1.6%
Financial expenses, net	(923.6)	(34.1%)	(708.2)	(34.2%)	30.4%
Mark-to-market on equity securities designated at FVPL	30.6	1.1%	(323.0)	(15.6%)	n.m
Other income (expenses), net	(101.5)	(3.7%)	(31.8)	(1.5%)	218.9%
Loss on investment in associates	(1.0)	(0.0%)	(0.7)	(0.0%)	51.0%
Profit before income taxes	306.8	11.3%	(289.8)	(14.0%)	n.m
Income tax and social contribution	(81.1)	(3.0%)	(23.2)	(1.1%)	249.8%
Net income for the period	225.7	8.3%	(313.0)	(15.1%)	n.m

Table 6: Statement of Profit or Loss (Adjusted10)

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Adjusted Statement of Profit or Loss (R$mn)	1Q23	% Rev.	1Q22	% Rev.	Δ %
Net revenue from transaction activities and other services	733.1	27.0%	554.9	26.8%	32.1%
Net revenue from subscription services and equipment rental	445.1	16.4%	432.2	20.9%	3.0%
Financial income	1,375.0	50.7%	949.8	45.9%	44.8%
Other financial income	158.4	5.8%	133.4	6.4%	18.7%
Total revenue and income	2,711.7	100.0%	2,070.3	100.0%	31.0%
Cost of services	(721.3)	(26.6%)	(674.4)	(32.6%)	7.0%
Administrative expenses	(262.5)	(9.7%)	(214.8)	(10.4%)	22.2%
Selling expenses	(389.9)	(14.4%)	(383.7)	(18.5%)	1.6%
Financial expenses, net	(908.9)	(33.5%)	(702.1)	(33.9%)	29.5%
Other income (expenses), net	(104.1)	(3.8%)	(25.8)	(1.2%)	303.7%
Loss on investment in associates	(1.0)	(0.0%)	(0.7)	(0.0%)	51.1%
Adj. Profit before income taxes	324.0	11.9%	68.8	3.3%	370.8%
Income tax and social contribution	(87.4)	(3.2%)	(26.3)	(1.3%)	232.9%
Adjusted Net Income	236.6	8.7%	42.6	2.1%	455.9%

10 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Total Revenue and Income in 1Q23 was R$2,711.7 million, an increase of 31.0% year over year from R$2,070.3 million.

Total Revenue and Income is composed of (i) R$2,335.9 million from our Financial Services segment, (ii) R$358.2 million from our Software segment and (iii) R$17.5 million non-allocated.

Financial Services segment revenue grew 35.7% year over year. This revenue growth is mainly a result of our performance in MSMB, with above-guidance year over year TPV growth, strong client base evolution with net adds acceleration and a higher take rate of 2.39% in 1Q23 compared with 2.06% in 1Q22. The higher take rate year over year is a result of (i) adjustments in our commercial policy on a year over year basis; (ii) stronger growth in our Ton brand, and (iii) additional contribution from our banking solution.

Software revenue growth was 9.7% year over year, explained by our Core business performance, which grew 12.1% over the same period. The growth in our Core software business was driven by both (i) organic growth from a higher number of POS/ERP locations, especially in smaller clients, as well as (ii) inorganic growth.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$733.1 million in 1Q23, an increase of 32.1% compared with 1Q22. This increase was mostly due to (i) 12.5% year over year consolidated TPV growth; (ii) higher net MDRs as a result of our commercial policy adjustment efforts; (iii) higher revenue from membership fees and (iv) revenue streams from other solutions including PIX. Membership fee contributed R$82.0 million to our transaction activities and other services revenue in the quarter, compared with R$49.0 million in 1Q22. Revenues from TAG, our registry business, contributed R$27.2 million to our transaction activities and other services revenue in the quarter, compared with R$26.5 million in 1Q22.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$445.1 million in 1Q23, 3.0% higher than 1Q22 primarily due to a higher software revenue.

Financial Income

Financial Income in 1Q23 was R$1,375.0 million, an increase of 44.8% year over year, mostly due to (i) higher prices due to continued adjustments in our commercial policy amid changes in CDI; (ii) higher prepaid volumes and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$158.4 million in 1Q23 compared with R$133.4 million in 1Q22 mainly due to higher yield on cash & equivalents which was a result of the higher base rate in Brazil year over year, and partially compensated by a lower average cash balance in the period. On a quarter over quarter basis, Other Financial Income increased 19.9% explained by a higher average cash balance.

Costs and Expenses

Cost of Services

Cost of Services were R$721.3 million in 1Q23, 7.0% higher year over year. This increase was mainly due to (i) higher investments in technology and logistics and (ii) higher D&A costs, as we continue to expand our client base. These effects were partially offset by lower expenses with datacenter and cloud and a decrease in operating losses related to fraud in our banking operation. As a percentage of revenues, Cost of Services reduced from 32.6% in 1Q22 to 26.6% in 1Q23.

Compared with 4Q22, Cost of Services increased 3.3%, mainly as a result of higher investments in technology. As a percentage of revenues, Cost of Services increased sequentially from 25.8% to 26.6%, mainly due to the same factors just mentioned.

Administrative Expenses

Administrative Expenses were R$298.0 million, 25.1% higher year over year. This increase was mainly explained by (i) higher personnel expenses, (ii) higher expenses with third-party services, and (iii) higher amortization of fair value related to acquisitions. As a percentage of Total Revenue and Income, Administrative Expenses decreased from 11.5% in 1Q22 to 11.0% in 1Q23, as a result of efficiency gains in our administrative functions.

Administrative Expenses in 1Q23 were 8.9% lower than in 4Q22, mainly explained by lower expenses in our Financial Services segment, mostly related to third-party advisory and more normalized levels of personnel expenses that were seasonally higher in the fourth quarter. This seasonality in personnel expenses relates mostly to courses and training of our team, annual leadership event and Holiday Seasons benefits to employees. Administrative expenses for our Software segment were relatively flat on a quarter over quarter basis. As a percentage of revenues, Administrative Expenses decreased from 12.1% in 4Q22 to 11.0% in 1Q23, as a result of the combination of the factors mentioned above.

Administrative Expenses in 1Q23 include -R$35.6 million that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Administrative Expenses were R$214.8 million in 1Q22, R$296.5 million in 4Q22 and R$262.5 million in 1Q23. As a percentage of Total Revenue and Income, Administrative Expenses were 10.4% in 1Q22, 11.0% in 4Q22 and 9.7% in 1Q23. Both on a year over year basis and on a quarter over quarter basis, the decrease in Administrative Expenses as a percentage of revenues is a result of efficiency gains in our administrative functions.

Selling Expenses

Selling Expenses were R$389.9 million in the quarter, up 1.6% year over year, with higher expenses with sales commissions being compensated by lower marketing expenses in the period. As a result, Selling Expenses as a percentage of revenues decreased from 18.5% in 1Q22 to 14.4% in 1Q23.

Compared with 4Q22, Selling Expenses decreased 4.0%, mostly due to lower personnel expenses as a result of higher provisions for variable compensation in 4Q22, which were partially compensated by higher marketing expenses and sales commissions. As a percentage of revenues, Selling Expenses decreased sequentially from 15.0% in 4Q22 to 14.4% in 1Q23.

Financial Expenses, Net

Financial Expenses, Net were R$923.6 million, 30.4% higher compared with 1Q22. This variation is mainly because of increased cost of funds, mainly due to (i) the higher prepaid volumes and (ii) higher interest rate in the country over the period, which increased from an average of 10.28% in 1Q22 to 13.65% in 1Q23.

Compared with the previous quarter, Financial Expenses, net were 1.3% higher, mainly explained by our decision to conservatively hold a higher average cash position through most of the quarter given market dynamics.

Financial Expenses include -R$14.8 million that are adjusted in our Adjusted Income Statement related to effects from (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions (see table 13 in Appendix for the Adjustments by P&L line). Until 1Q22, we used to also adjust our bond expenses in our adjusted figures, which we stopped doing from 2Q22 onwards.

For comparability purposes, based on adjustments criteria adopted from 2Q22 onwards, in which we do not adjust our results for bond expenses, and adjusting for the factors above, Financial Expenses, net were R$702.1 million in 1Q22, R$903.4 million in 4Q22 and R$908.9 million in 1Q23 or 33.9%, 33.4% and 33.5% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 1Q23, we recognized R$30.6 million in mark-to-market gains in our investment in Banco Inter. As disclosed on February 1, 2023, in 1Q23, we have sold 100% of our remaining Stake in Banco Inter.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 13 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$101.5 million in 1Q23, R$69.7 million higher year over year, mainly due to (i) higher share-based compensation expenses and (ii) lower sale of POS.

Compared with 4Q22, Other Expenses, net were R$7.5 million lower, mostly explained by (i) impairment of proprietary operational software and write-off of some non-core assets in 4Q22, which did not repeat this quarter, (ii) lower expenses with call option in acquirees and (iii) lower civil and labor contingencies. These effects were partially offset by an earnout reversion in 4Q22, which did not repeat this quarter.

Other Expenses, net include R$2.6 million that are adjusted in our Adjusted Income Statement, including call options related to acquisitions, earn-out interests and reversal of litigation of Linx (see table 13 in Appendix for the Adjustments by P&L line). Until 4Q22, we used to also adjust our numbers for share-based compensation expenses related to the one-time IPO grant and non-recurring long term incentive plans, which we stopped doing from 1Q23 onwards. For comparability purposes, based on adjustments criteria adopted from 1Q23 onwards, in which we do not adjust our results for share-based compensation expenses, and adjusting for the factors above, Other Expenses, net, were R$25.8 million in 1Q22, R$126.1 million in 4Q22 and R$104.1 million in 1Q23 or 1.2%, 4.7% and 3.8% as a percentage of Total Revenue and Income, respectively. The year over year increase is mainly explained by the same factor mentioned above for the accounting variation. On a quarter over quarter basis, the increase is mainly due to item (i) from the accounting explanation above.

Income Tax and Social Contribution

During 1Q23, the Company recognized income tax and social contribution expenses of R$81.1 million over a profit before income taxes of R$306.8 million, implying an effective tax rate of 26.4%. The difference to the statutory rate is mainly explained by gains from entities not subject to the payment of income taxes.

The Income Tax and Social Contribution in our Adjusted Income Statement includes an additional R$6.3 million relating to taxes from the adjusted items (see table 13 in Appendix for the Adjustments by P&L line). Adjusting for those effects our Income Tax and Social Contribution was R$87.4 million with an effective tax rate in 1Q23 of 27.0%, lower than the statutory rate mostly as a result of gains from entities not subject to the payment of income taxes.

EBITDA

Adjusted EBITDA was R$1,251.4 million in the quarter, compared with R$803.6 million in 1Q22. This higher figure is mainly explained by higher Total Revenue and Income due to the growth of our operations and adjustments in our commercial policy throughout 2022. Adjusted EBITDA Margin was 46.1% in the quarter, compared with 38.8% in 1Q22 and 45.5% in 4Q22. The sequential improvement in Adjusted EBITDA margin in 1Q23 compared with 4Q22 was mainly due efficiency gains in administrative expenses and lower selling expenses.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	1Q23	% Rev.	1Q22	% Rev.	Δ %
Profit (Loss) before income taxes	306.8	11.3%	(289.8)	(14.0%)	n.m
(+) Financial expenses, net	923.6	34.1%	708.2	34.2%	30.4%
(-) Other financial income	(158.4)	(5.8%)	(133.4)	(6.4%)	18.7%
(+) Depreciation and amortization	212.5	7.8%	184.9	8.9%	14.9%
EBITDA	1,284.5	47.4%	469.8	22.7%	173.4%
(+) Mark-to-market related to the investment in Banco Inter	(30.6)	(1.1%)	323.0	15.6%	n.m
(+) Other Expenses (a)	(2.6)	(0.1%)	10.8	0.5%	n.m
Adjusted EBITDA	1,251.4	46.1%	803.6	38.8%	55.7%

(a)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions and reversal of litigation at Linx.

EBITDA was R$1,284.5 million in the quarter, higher than R$469.8 million in the prior year period, mostly as a result of (i) the increase in revenue excluding Other Financial Income and (ii) a positive pre-tax effect from mark-to-market from our investment in Banco Inter of R$30.6 million in 1Q23 compared with a negative effect of R$323.0 million in 1Q22. These effects were partially offset by higher cost of services and administrative expenses, excluding D&A.

Net Income (Loss) and EPS

Adjusted Net Income was R$236.6 million in 1Q23 with a margin of 8.7%, compared with R$42.6 million of Adjusted Net Income in 1Q22 and a margin of 2.1% on a comparable basis (not adjusting for bond and share based compensation expenses). This variation in Adjusted Net Income is mainly explained by (i) total revenue and income net of financial expenses growth of 31.8% year over year, combined with (ii) more efficiency in cost of services (up +7.0% year over year), selling expenses (up +1.6% year over year) and administrative expenses (up +22.2%11 year over year).

Adjusted Net Income was up 16.1% quarter over quarter, with Adjusted Net Margin improving from 7.5% to 8.7% sequentially, mainly as a result of efficiency gains in administrative expenses, operating leverage in selling expenses and lower other operating expenses.

Net Income in 1Q23 was R$225.7 million, compared with a Net Loss of R$313.0 million in 1Q22, mostly as a result of mark-to-market effects from the investment in Banco Inter, which represented a gain of R$30.6 million in 1Q23 compared with a loss of R$323.0 million in 1Q22, as well as the same factors explained above for the variation in Adjusted Net Income.

On a comparable basis (not adjusting for bond and share based compensation expenses), Adjusted diluted EPS for the Company was R$0.73 per share in 1Q23, compared with R$0.14 per share in 1Q22, mostly explained by the higher Adjusted Net Income. On a sequential basis, adjusted diluted EPS increased from R$0.63 per share in 4Q22 to R$0.73 per share in 1Q23. IFRS basic EPS was R$0.72 per share in 1Q23, compared with a negative R$1.01 in the prior-year period. This difference was mainly due to the higher Net Income, with R$30.6 million positive impact from mark-to-market from Banco Inter in 1Q23 compared with a negative impact of R$323.0 million in 1Q22.

11 Evolution of Administrative according to our Adjusted P&L (please refer to Table 6). IFRS Administrative expenses increased 25.1% year over year in 1Q23.

Table 8: Adjusted Net Income Reconciliation

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Net Income Bridge (R$mn)	1Q23	% Rev.	1Q22	% Rev.	Δ %
Net income for the period	225.7	8.3%	(313.0)	(15.1%)	n.m
Amortization of fair value adjustment (a)	33.7	1.2%	24.9	1.2%	35.2%
Mark-to-market from the investment in Banco Inter (b)	(30.6)	(1.1%)	323.0	15.6%	n.m
Other expenses (c)	14.1	0.5%	10.8	0.5%	31.0%
Tax effect on adjustments	(6.3)	(0.2%)	(3.1)	(0.1%)	105.1%
Adjusted net income (as reported)	236.6	8.7%	42.6	2.1%	455.9%

IFRS basic EPS (d)	0.72	n.a.	(1.01)	n.a.	n.m
Adjusted diluted EPS (as reported) (e)	0.73	n.a.	0.14	n.a.	436.2%
Basic Number of shares	312.7	n.a.	310.3	n.a.	0.8%
Diluted Number of shares	324.9	n.a.	310.3	n.a.	4.7%

(a) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b) From 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For comparability purposes, we have included in this line only the mark-to-market from the investment in Banco Inter in both our current and historical numbers, thus not adjusting the bond expenses.

(c) Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions and reversal of litigation of Linx.

(d) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 13 of our Consolidated Financial Statements, March 31st, 2023.

(e) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	1Q23	4Q22	1Q22
Cash and cash equivalents	1,855.6	1,512.6	4,169.6
Short-term investments	3,257.3	3,453.8	2,524.0
Accounts receivable from card issuers	18,940.0	20,748.9	18,425.3
Financial assets from banking solution	4,026.5	3,960.9	2,498.8
Derivative financial instrument (b)	13.1	12.4	28.9
Adjusted Cash	28,092.5	29,688.5	27,646.6

Obligations with banking customers (c)	(3,902.2)	(4,023.7)	(2,367.8)
Accounts payable to clients	(15,568.6)	(16,614.5)	(14,997.4)
Loans and financing (a)	(3,756.5)	(4,375.7)	(5,426.5)
Obligations to FIDC quota holders	(634.7)	(975.2)	(1,916.3)
Derivative financial instrument (b)	(241.8)	(209.7)	(400.7)
Adjusted Debt	(24,103.6)	(26,198.9)	(25,108.8)

Adjusted Net Cash	3,988.8	3,489.6	2,537.8

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of March 31, 2023, the Company’s Adjusted Net Cash was R$3,988.8 million, R$499.2 million higher compared with 4Q22, mostly explained by:

i.	R$532.7 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	R$218.1 million from the sale of our remaining stake in Banco Inter;

iii.	R$91.8 million from the non-cash effect from present value adjustment to accounts receivable from card issuers, which flows through Other Comprehensive Income;

iv.	R$23.4 million from changes in taxes payable and recoverable taxes;

v.	R$26.8 million from prepaid expenses;

vi.	-R$416.4 million of capex;

vii.	R$22.7 million from other effects.

Cash Flow

Our cash flow in the quarter was explained by:

•	Net cash provided by operating activities was R$1,168.4 million in 1Q23, explained by R$532.7 million of Net Income after non-cash adjustments and R$635.6 million from working capital variation. Working capital is composed of (i) R$855.4 million of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (ii) R$161.8 million from payment of interest and taxes; (iii) R$74.9 million outflow from labor and social security liabilities, (iv) R$23.4 million inflow from recoverable taxes and taxes payable and (v) R$6.4 million outflow from other working capital changes.

•	Net cash provided by investing activities was R$51.6 million in 1Q23, explained by (i) R$416.4 million capex, of which R$340.3 million related to property and equipment and R$76.1 million related to development of intangible assets; (ii) R$253.5 million of proceeds from short-term investments; (iii) R$218.1 million from the sale of our remaining stake in Banco Inter; (iv) R$3.8 million from acquisition of interest in associates and (v) R$0.2 million from proceeds from disposal of non-current assets.

•	Net cash used in financing activities was R$887.3 million, explained by (i) R$885.0 million net payment of debt, mostly related to the partial amortization of FIDC AR III and amortization of CCBs (“Cédula de Crédito Bancário”) and (ii) R$2.3 million cash outflow from capital events related to non-controlling interests.

Other Information

Conference Call

Stone will discuss its 1Q23 financial results during a teleconference today, May 17, 2023, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	1Q23	1Q22
Net revenue from transaction activities and other services	733.1	554.9
Net revenue from subscription services and equipment rental	445.1	432.2
Financial income	1,375.0	949.8
Other financial income	158.4	133.4
Total revenue and income	2,711.7	2,070.3
Cost of services	(721.3)	(674.4)
Administrative expenses	(298.0)	(238.2)
Selling expenses	(389.9)	(383.7)
Financial expenses, net	(923.6)	(708.2)
Mark-to-market on equity securities designated at FVPL	30.6	(323.0)
Other income (expenses), net	(101.5)	(31.8)
Loss on investment in associates	(1.0)	(0.7)
Profit before income taxes	306.8	(289.8)
Income tax and social contribution	(81.1)	(23.2)
Net income for the period	225.7	(313.0)

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement
Balance Sheet (R$mn)	31-Mar-23	31-Dec-22
Assets
Current assets	29,067.5	30,659.2
Cash and cash equivalents	1,855.6	1,512.6
Short-term investments	3,257.3	3,453.8
Financial assets from banking solution	4,026.5	3,960.9
Accounts receivable from card issuers	18,874.8	20,694.5
Trade accounts receivable	459.5	484.7
Recoverable taxes	207.9	151.0
Prepaid expenses	133.1	129.3
Derivative financial instruments	27.3	36.4
Other assets	225.4	236.1

Non-current assets	11,443.9	11,586.2
Trade accounts receivable	33.7	37.3
Accounts receivable from card issuers	65.1	54.3
Receivables from related parties	10.3	10.1
Deferred tax assets	616.1	680.0
Prepaid expenses	70.8	101.4
Other assets	86.9	105.1
Long-term investments	33.8	214.8
Investment in associates	109.1	109.8
Property and equipment	1,790.7	1,641.2
Intangible assets	8,627.5	8,632.3

Total Assets	40,511.4	42,245.4

Liabilities and equity
Current liabilities	23,049.2	25,174.1
Deposits from banking customers	3,902.2	4,023.7
Accounts payable to clients	15,533.9	16,578.7
Trade accounts payable	496.7	596.0
Loans and financing	1,295.5	1,847.4
Obligations to FIDC quota holders	634.7	975.2
Labor and social security liabilities	398.7	468.6
Taxes payable	380.9	329.1
Derivative financial instruments	241.8	209.7
Other liabilities	165.0	145.6

Non-current liabilities	4,072.5	4,121.3
Accounts payable to clients	34.7	35.8
Loans and financing	2,659.8	2,728.5
Obligations to FIDC quota holders	0.0	0.0
Deferred tax liabilities	506.5	500.2
Provision for contingencies	199.2	210.4
Labor and social security liabilities	41.5	35.8
Other liabilities	630.8	610.6

Total liabilities	27,121.7	29,295.4

Equity attributable to owners of the parent	13,334.2	12,893.9
Issued capital	0.1	0.1
Capital reserve	13,869.9	13,818.8
Treasury shares	(69.1)	(69.1)
Other comprehensive income	(270.2)	(432.7)
Retained earnings	(196.6)	(423.2)

Non-controlling interests	55.4	56.1

Total equity	13,389.6	12,950.0

Total liabilities and equity	40,511.4	42,245.4

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	1Q23	1Q22
Net income (loss) for the period	225.7	(313.0)

Adjustments on Net Income:
Depreciation and amortization	212.5	184.9
Deferred income tax and social contribution	37.6	(44.6)
Loss on investment in associates	1.0	0.7
Interest, monetary and exchange variations, net	(131.6)	(108.4)
Share-based payments expense	70.1	27.2
Allowance for expected credit losses	10.9	22.4
Loss on disposal of property, equipment and intangible assets	14.9	(4.5)
Effect of applying hyperinflation	1.2	1.1
Fair value adjustment in financial instruments at FVPL	85.8	470.3
Fair value adjustment in derivatives	4.6	72.0

Working capital adjustments:
Accounts receivable from card issuers	2,616.0	1,257.2
Receivables from related parties	2.0	3.9
Recoverable taxes	(50.7)	(13.0)
Prepaid expenses	26.8	68.7
Trade accounts receivable, banking solutions and other assets	(18.4)	318.0
Accounts payable to clients	(2,367.4)	(1,659.2)
Taxes payable	74.1	93.4
Labor and social security liabilities	(74.9)	78.2
Provision for contingencies	(18.0)	(4.9)
Trade Accounts Payable and Other Liabilities	1.2	9.5
Interest paid	(133.4)	(108.8)
Interest income received, net of costs	606.8	488.8
Income tax paid	(28.4)	(44.6)

Net cash provided by (used in) operating activity	1,168.4	795.2

Investing activities
Purchases of property and equipment	(340.3)	(136.8)
Purchases and development of intangible assets	(76.1)	(105.0)
Acquisition of subsidiary, net of cash acquired	0.0	(41.9)
Proceeds from (acquisition of) short-term investments, net	253.5	(480.7)
Disposal of short and long-term investments - equity securities	218.1	0.0
Proceeds from the disposal of non-current assets	0.2	20.4
Acquisition of interest in associates	(3.8)	(7.1)

Net cash used in investing activities	51.6	(751.1)

Financing activities
Proceeds from borrowings	1,050.0	1,500.0
Payment of borrowings	(1,580.6)	(1,569.8)
Payment to FIDC quota holders	(332.5)	(312.5)
Payment of leases	(21.8)	(26.1)
Sale of own shares	0.0	53.4
Acquisition of non-controlling interests	(0.9)	(0.3)
Dividends paid to non-controlling interests	(1.4)	(0.8)

Net cash provided by (used in) financing activities	(887.3)	(356.1)

Effect of foreign exchange on cash and cash equivalents	10.2	(14.1)

Change in cash and cash equivalents	343.0	(326.0)

Cash and cash equivalents at beginning of period	1,512.6	4,495.6
Cash and cash equivalents at end of period	1,855.6	4,169.6

Adjustments to Net Income by P&L Line

Table 13: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4	32.1	30.6	35.6
Selling expenses	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	4.2	2.4	11.4	6.1	9.1	8.0	8.1	14.8
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1	(111.5)	114.5	(30.6)
Other operating income (expense), net	3.5	(4.5)	1.2	0.6	6.0	(17.3)	(8.9)	(17.1)	(2.6)
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	16.9	(831.7)	1,510.8	759.8	358.7	559.3	(80.2)	136.1	17.2
Income tax and social contribution	(1.9)	119.3	(163.9)	8.1	(3.1)	(14.2)	(8.5)	(11.1)	(6.3)
Net income for the period	15.0	(712.4)	1,346.9	767.9	355.6	545.1	(88.7)	125.0	10.9

Table 14: Adjusted EBT and Adjusted Net Income with and without share-based compensation adjustments

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Profitability with and without share-based compensation adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Consolidated
Reported
Adjusted EBT	247.6	(202.7)	81.3	(49.1)	82.5	106.7	210.7	316.5	324.0
Adjusted Net Income	187.4	(155.5)	85.3	(32.5)	51.7	76.5	162.5	234.8	236.6
Not Adjusting for Share-based Compensation
Adjusted EBT	226.9	(249.1)	83.0	(50.6)	68.8	75.8	166.3	275.6	324.0
Adjusted Net Income	173.3	(186.4)	86.7	(33.5)	42.6	55.8	108.3	203.8	236.6

Financial Services
Reported
Adjusted EBT	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	285.6	306.0
Adjusted Net Income	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	214.2	226.9
Not Adjusting for Share-based Compensation
Adjusted EBT	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0
Adjusted Net Income	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9

Software
Reported
Adjusted EBT	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7	31.8	16.9
Adjusted Net Income	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4	22.4	8.5
Not Adjusting for Share-based Compensation
Adjusted EBT	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9
Adjusted Net Income	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5

Non-Allocated
Reported
Adjusted EBT	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)	(1.0)	1.2
Adjusted Net Income	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)	(1.8)	1.2
Not Adjusting for Share-based Compensation
Adjusted EBT	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2
Adjusted Net Income	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2

Historical Segment Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond in our adjusted numbers. In addition, from 1Q23 onwards, we also stopped adjusting share-based compensation expenses in our adjusted results. Those changes may affect the comparability of our adjusted results between different quarters. For that reason, we have included below our historical numbers on a comparable basis, not adjusting for both the bond and share-based compensation expenses, according to our current adjustment criteria.

Table 15: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6	2,121.5	2,308.2	2,335.9
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)	(495.9)	(524.0)	(555.3)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)	(160.2)	(204.0)	(170.9)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)	(318.8)	(336.2)	(314.8)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)	(917.2)	(884.9)	(895.0)
Other operating income (expense), net	(35.1)	(67.4)	(22.0)	(46.6)	(23.0)	(66.9)	(94.3)	(112.6)	(92.6)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0	0.0	(0.4)	(1.3)
Profit before income taxes	229.6	(248.7)	105.7	(32.6)	52.2	53.3	135.0	246.1	306.0
Income tax and social contribution	(52.3)	64.8	8.4	18.6	(16.0)	(7.0)	(39.9)	(61.9)	(79.1)
Net income for the period	177.3	(183.9)	114.1	(14.0)	36.3	46.3	95.1	184.1	226.9

Table 16: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7	366.2	376.3	358.2
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)	(171.9)	(171.2)	(164.2)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)	(81.3)	(83.5)	(83.5)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)	(61.2)	(63.8)	(69.0)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)	(14.9)	(18.1)	(13.6)
Other operating income (expense), net	(1.8)	(0.4)	(4.7)	(3.1)	(1.8)	(3.0)	(4.8)	(8.7)	(11.0)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)	(0.2)	(0.4)	(0.1)
Profit before income taxes	0.6	(1.0)	(11.4)	(15.2)	12.3	39.9	31.9	30.5	16.9
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)	(17.7)	(9.0)	(8.4)
Net income for the period	(0.7)	(3.2)	(14.6)	(15.6)	2.2	26.8	14.2	21.5	8.5

Table 17: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8	20.8	21.6	17.5
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)	(3.5)	(2.7)	(1.8)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)	(10.3)	(9.0)	(8.1)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)	(5.4)	(6.1)	(6.1)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)	(0.1)	(0.4)	(0.2)
Other operating income (expense), net	(1.1)	(0.8)	(1.2)	(0.9)	(1.1)	(17.8)	(1.1)	(4.8)	(0.4)
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)	(1.1)	0.5	0.4
Profit before income taxes	(3.3)	0.6	(11.3)	(2.8)	4.3	(17.4)	(0.6)	(1.0)	1.2
Income tax and social contribution	0.0	0.2	(1.6)	(1.1)	(0.2)	0.0	(0.4)	(0.8)	0.0
Net income for the period	(3.3)	0.7	(12.9)	(3.9)	4.1	(17.3)	(1.0)	(1.8)	1.2

Glossary of Terms

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Obligations with banking customers, Accounts payable to clients, Loans and financing, Obligations to FIDC quota holders and Derivative financial instrument.

•	“Banking”: refers to our digital bank solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“MSMBs”: the combination of SMBs and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: This segment is comprised of: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, ads solution and marketplace hub.

•	“Take Rate (MSMB)”: Managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“MSMB Client Deposits”: client deposits from MSMBs with our banking solutions.

•	“Total Active Payment Clients”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of intangibles related to acquisitions, (2) one-time impairment charges, (3) unusual income and expenses and (4) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.